Exhibit 99.3

KORNIT DIGITAL LTD.

PROXY FOR THE 2020 ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON AUGUST 12, 2020

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby constitutes and appoints Guy Avidan and Nitsan Deutsch, and each of them, the true and lawful attorneys, agents and proxies of the undersigned, with full power of substitution to each of them, to represent and to vote, on behalf of the undersigned, all of the Ordinary Shares of Kornit Digital Ltd. (the “Company”) held of record in the name of the undersigned at the close of business on Thursday, July 2, 2020, at the 2020 Annual General Meeting of Shareholders (the “Meeting”) to be held at the executive offices of the Company, 12 Ha’Amal Street, Park Afek, Rosh Ha’Ayin, Israel, on Wednesday, August 12, 2020 at 12:00 p.m. (Israel time), and at any and all adjournments or postponements thereof, on the matters listed on the reverse side, which are more fully described in the Notice of 2020 Annual General Meeting of Shareholders of the Company and accompanying Proxy Statement relating to the Meeting (the “Proxy Statement”).

The undersigned acknowledges receipt of the Notice of 2020 Annual General Meeting of Shareholders and the Proxy Statement.

This proxy, when properly executed, will be voted in the manner directed herein by the undersigned. If no direction is made with respect to any proposal (other than Proposals 4 and 5), this proxy will be voted FOR each such proposal and in such manner as the holder of the proxy may determine with respect to any other business as may properly come before the Meeting or all and any adjournments or postponements thereof. If no direction is made with respect to Proposal 4 or 5, the undersigned will be deemed to have not participated in the voting on such proposal (unless the undersigned completes Items 4A and/or 5A, in which case this proxy will be voted FOR Proposal 4 and/or 5, as applicable).

IMPORTANT NOTE: The vote under this proxy will not be counted towards or against the majority required for the approval of Proposal 4 or Proposal 5 unless the undersigned indicates that (i) he, she or it is NOT a controlling shareholder and DOES NOT have a conflict of interest in the approval of Proposal 4 or 5, by checking the box “FOR” Items 4A and/or 5A on the reverse side, or (ii) he, she or it is a controlling shareholder or has a conflict of interest in the approval of Proposal 4 or 5, by checking the box “AGAINST” Items 4A and/or 5A on the reverse side.

Any and all proxies heretofore given by the undersigned are hereby revoked.

(Continued and to be signed on the reverse side)

2020 ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

KORNIT DIGITAL LTD.

August 12, 2020

Please date, sign and mail
your proxy card in the
envelope provided as soon
as possible.

↓Please detach along perforated line and mail in envelope.↓

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THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” EACH PROPOSAL LISTED BELOW.

Please sign, date and return promptly in the enclosed envelope. please mark your vote in blue or black ink as shown here ☒

		FOR	AGAINST	ABSTAIN

Important Instructions for Items 4A and 5A relating to Proposals 4 and 5, respectively:

Under the Companies Law, you cannot be counted towards or against the majority required for the approval of Proposal 4 or 5 unless you complete Items 4A and 5A, respectively.

ACCORDINGLY, PLEASE BE CERTAIN TO CHECK THE BOXES MARKED “FOR” WITH RESPECT TO ITEM 4A AND 5A OPPOSITE TO CONFIRM THAT YOU ARE NOT A CONTROLLING SHAREHOLDER AND DO NOT HAVE A CONFLICT OF INTEREST IN THE APPROVAL OF PROPOSAL 4 OR 5, RESPECTIVELY. If you believe that you, or a related party of yours, is a controlling shareholder or has such a conflict of interest and you wish to participate in the vote on Proposal 4 or 5, you should check the box “AGAINST” on Item 4A or 5A (as applicable).

1.  (a) To re-elect Mr. Ofer Ben Zur for a three-year term as a Class II director of the Company, until the Company’s annual general meeting of shareholders in 2023 and until his successor is duly elected and qualified.

(b) To re-elect Ms. Lauri Hanover for a three-year term as a Class II director of the Company, until the Company’s annual general meeting of shareholders in 2023 and until her successor is duly elected and qualified.

(c) To re-elect Mr. Gabi Seligsohn for a three-year term as a Class II director of the Company, until the Company’s annual general meeting of shareholders in 2023 and until his successor is duly elected and qualified.

		☐ ☐ ☐	☐ ☐ ☐	☐ ☐ ☐

2. To re-elect Mr. Yehoshua (Shuki) Nir for a two-year term as a Class I director of the Company, until the Company’s annual general meeting of shareholders in 2022 and until his successor is duly elected and qualified.

3.  Re-appointment of Kost Forer Gabbay & Kasierer, registered public accounting firm, a member firm of Ernst & Young Global, as the Company’s independent registered public accounting firm for the year ending December 31, 2020 and until the Company’s 2021 annual general meeting of shareholders, and to authorize the Company’s board of directors (or the audit committee thereof) to fix such accounting firm’s annual compensation.

		☐ ☐	☐ ☐	☐ ☐

4.   Re-adoption and amendment of the compensation policy for the Company’s office holders (as defined in the Israeli Companies Law, 5759-1999 (the “Companies Law”)).

4A. By checking the box marked “FOR”, the undersigned hereby confirms that he, she or it is not a “controlling shareholder” and does not have a “personal interest” (i.e., a conflict of interest) in the approval of Proposal 4 (in each case as defined in the Companies Law and described in the Proxy Statement). If the undersigned or a related party of the undersigned is a controlling shareholder or has such a conflict of interest, check the box “AGAINST”.

[MUST COMPLETE ITEM 4A]

		☐ ☐	☐ ☐	☐

5.  Approval of an amended compensation package for Mr. Ronen Samuel, the Company’s chief executive officer.

5A. By checking the box marked “FOR”, the undersigned hereby confirms that he, she or it is not a “controlling shareholder” and does not have a “personal interest” (i.e., a conflict of interest) in the approval of Proposal 5 (in each case as defined in the Companies Law and described in the Proxy Statement). If the undersigned or a related party of the undersigned is a controlling shareholder or has such a conflict of interest, check the box “AGAINST”.

[MUST COMPLETE ITEM 5A]

		☐ ☐	☐ ☐	☐
	6. Approval of the terms of an updated annual compensation package for all current and future non-employee directors of the Company, including cash compensation, grants of restricted share units and other customary compensation elements.	☐	☐	☐
To change the address on your account, please check the box at the right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.	☐

Signature of shareholder	Date	Signature of shareholder	Date
Note:	Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each owner should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by a duly authorized officer, giving full title as such. If the signer is a partnership, please sign in partnership name by authorized person.